SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 27, 2005

JSG FUNDING PLC

(formerly known as MDP Acquisitions plc)
(Translation of registrant’s name into English)

Beech Hill
Clonskeagh
Dublin 4
Ireland
Telephone: +353 (1) 202-7000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐       No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

JSG Funding plc

JSG Funding plc

Quarterly Information Package

Three Months Ended March 31, 2005

JSG Funding plc

Summary Group Profit and Loss Account

	3 months to March 31, 2005	3 months to March 31, 2004
	€ 000	€ 000
Turnover
Continuing operations	1,040,119	1,068,016
Discontinued operations	11,523	131,919
	1,051,642	1,199,935
Cost of sales	763,222	870,172
Gross profit	288,420	329,763
Net operating expenses	240,814	261,940
Reorganization and restructuring costs - continuing	9,606	—
Operating profit subsidiaries
Continuing operations	38,134	52,763
Discontinued operations	(134)	15,060
	38,000	67,823
Share of associates’ operating profit	1,053	2,669
Total operating profit	39,053	70,492

Profit on sale of operations	36,962	—

Interest income	3,614	2,030
Interest expense	(66,387)	(71,832)
Loss from early extinguishment of debt	(76,416)	—
Share of associates’ net interest	(232)	(103)
	(139,421)	(69,905)

Other financial expense	(3,318)	(4,033)

Loss before taxation	(66,724)	(3,446)
Taxation
Group	8,936	19,787
Share of associates	(10)	(99)
	8,926	19,688

Loss after taxation	(75,650)	(23,134)
Equity minority interests	1,661	3,712
Net loss	€(77,311)	€(26,846)

JSG Funding plc

Summary Group Balance Sheet

	March 31, 2005	March 31, 2004
	€ 000	€ 000
Assets Employed
Fixed Assets
Intangible assets	1,326,938	1,430,411
Tangible assets	2,084,911	2,422,496
Financial assets	83,827	83,092
	3,495,676	3,935,999

Current Assets
Stocks	407,438	470,397
Debtors	889,576	969,970
Amounts due by affiliates	386	356
Amounts due by affiliates after more than one year	271,036	270,074
Cash at bank and in hand	207,345	161,430
	1,775,781	1,872,227
Creditors (amounts falling due within one year)	1,115,275	1,211,176
Net current assets	660,506	661,051
Total assets less current liabilities	€4,156,182	€4,597,050

Financed by
Creditors (amounts falling due after more than one year)	2,654,050	3,020,137
Government grants	13,691	14,768
Provisions for liabilities and charges	187,231	225,523
Pension liabilities (net of deferred tax)	392,088	360,403
	3,247,060	3,620,831

Capital and Reserves
Called up share capital	40	40
Other reserves	940,818	916,526
Profit and loss account	(152,883)	(59,130)
Group shareholders’ funds (equity interests)	787,975	857,436

Minority interests (equity interests)	121,147	118,783
	909,122	976,219
	€4,156,182	€4,597,050

JSG Funding plc

Statements of Total Recognized Gains and Losses

	3 months to March 31, 2005	3 months to March 31, 2004
	€ 000	€ 000
(Loss) for the period
• Group	(79,334)	(28,766)
• Associates	2,023	1,920
	(77,311)	(26,846)
Translation adjustments on foreign currency net investments
• Group	(5,184)	(14,254)

Actuarial gain recognized in retirement benefits schemes	1,369	3,180
Total recognized gains and losses relating to the period
• Group	(83,149)	(39,840)
• Associates	2,023	1,920
	€(81,126)	€(37,920)

Reconciliations of Movements in Shareholders’ Funds

	3 Months to March 31, 2005	12 Months to December 31, 2004
	€ 000	€000
At beginning of year	869,101	895,356
(Loss) for the period	(77,311)	(34,489)
Actuarial gain / (loss) recognized in retirement benefit schemes	1,369	(6,988)
Translation adjustments on foreign currency net investments	(5,184)	15,222
At end of period	€787,975	€869,101

JSG Funding plc

Segmental Analyses

Sales - third party

	3 months to March 31, 2005	3 months to March 31, 2004
	€ 000	€000
Packaging	747,029	785,253
Specialities	123,552	250,687
Europe	870,581	1,035,940

Latin America	181,061	163,995
	€1,051,642	€1,199,935

Profit before taxation

	3 months to March 31, 2005	3 months to March 31, 2004
	€ 000	€ 000
Packaging	29,316	35,161
Specialities	5,139	19,535
Associates	1,030	1,893
Europe	35,485	56,589

Packaging	26,203	28,447
Associates	22	776
Latin America	26,225	29,223

Centre costs	(6,649)	(7,607)

Profit before goodwill amortization, interest and exceptional items	55,061	78,205
Goodwill amortization	(9,720)	(11,746)
Group net interest	62,773	(69,802)
Loss from early extinguishment of debt	(76,416)	—
Share of associates’ net interest	(232)	(103)
Profit before exceptional items	(94,080)	(3,446)
Reorganization and restructuring costs	(9,606)	—
Profit on the sale of assets and businesses	36,962	—
Loss before taxation	€(66,724)	€(3,446)

1.               BASIS OF PRESENTATION

On July 5, 2002, JSG Acquisitions, a wholly owned subsidiary of JSG Funding plc (‘JSG Funding’), commenced a public tender offer (the offer) for all of the issued and to be issued share capital of Smurfit Packaging Corporation Ltd (‘JSG’) (then named Jefferson Smurfit Group plc). On September 3, 2002, JSG Acquisitions declared the offer unconditional in all respects. JSG Acquisitions subsequently acquired all of the ordinary shares of JSG, completing the acquisition in October 2002.

At the time the offer was declared unconditional, JSG distributed to its shareholders by way of a share capital reduction its 29.3% interest in Smurfit-Stone Container Corporation (‘SSCC’).  In connection with the acquisition, certain non-operating assets and non-core operating assets of JSG were transferred, in exchange for intercompany notes, to newly formed, wholly owned subsidiaries of Jefferson Smurfit Group Ltd (‘JSL’) (then named MDCP Acquisitions Ltd). We refer to these subsidiaries collectively as the ‘newcos’. On October 2, 2002, the newcos borrowed €125 million under a bank credit facility, which was non-recourse to JSG Funding. The newcos then loaned the proceeds to JSL, and JSL used them to make a capital contribution to JSG Funding. JSG Funding in turn made a capital contribution to JSG Acquisitions. The newcos facility was repaid in full prior to December 31, 2003.

The funding required to purchase all of the outstanding equity interests of JSG, to refinance certain existing indebtedness of JSG and to pay related fees and expenses was approximately €3,510 million. These cash costs were financed as follows:

•                  approximately €857 million of cash equity contributed by JSL, which we refer to as the “equity contribution”. The equity contribution was comprised of the following:

•             the investment by Madison Dearborn Partners LLC and its affiliates, certain other co-investors and certain members of management in ordinary shares of JSL and related capital contributions of approximately €732 million in cash, and

•             a capital contribution by JSL of €125 million in cash, which funds were provided by the newcos to JSL in the form of an intercompany loan;

•                  proceeds from the issuance and sale of 250,000 units, which we refer to as the ‘units’, consisting of €100 million and $150 million aggregate principal amount of 15½% subordinated notes due 2013, which we refer to as the ‘PIK notes’, and warrants to purchase JSL’s ordinary shares;

•                  proceeds from the issuance and sale of senior notes due 2012; and

•                  borrowing by JSG Acquisitions under a new senior credit facility.

In addition, approximately €637 million of existing borrowing of JSG was left outstanding. This amount was comprised of amounts outstanding under our 6.75% notes due 2005 and 7.50% debentures due 2025, certain local bank borrowing, capital lease obligations, funded debt in Latin America and bank overdrafts.

On March 31, 2003 the Group completed the acquisition of SSCC’s European packaging assets. In this transaction which we refer to as the ‘SSCC Asset Swap’, JSG Funding exchanged its 50% ownership in Smurfit MBI, Canada and approximately €185 million in cash for SSCC’s European assets. The cash consideration was financed by US$205 million of 9 5/8% senior notes due 2012 issued in February 2003.

JSG Funding’s consolidated financial statements as of and for the quarter ended March 31, 2005 are unaudited but include all adjustments (consisting only of normal recurring adjustments) that management considers necessary for a fair presentation of such financial statements. The financial statements of JSG Funding have been prepared in accordance with generally accepted accounting principles in Ireland (Irish GAAP). The financial statements do not constitute full group accounts within the meaning of Regulation 40(1) of the European Communities (Companies: Group Accounts) Regulations, 1992 of Ireland insofar as such group accounts would have to comply with all of the disclosure and other requirements of those Regulations. Full group accounts for the year ended December 31, 2004 will be filed with the Irish Registrar of Companies in due course.

Irish GAAP differs in certain significant respects from US GAAP. A detailed discussion of those differences as they apply to JSG Funding from an historical perspective is included in note 37 to JSG Funding’s audited consolidated financial statements for the year ended December 31, 2004, which have been filed with the Securities and Exchange Commission. In addition, for financial reporting purposes, JSG Funding’s financial statements would reflect the consolidation of the newcos thereby reducing shareholders’ equity under US GAAP.

Neither JSG Funding nor any of its subsidiaries had any repayment obligations relating to the €125 million newcos facility. The newcos facility was repaid in full prior to December 31, 2003.

On December 22, 2004, we announced that we had signed definitive agreements to sell our Munksjö specialty paper business to The EQT III Fund for approximately €450 million. On December 14, 2004, SCA (Svenska Cellulosa Aktiebolaget) announced that it had agreed to buy our Munksjö tissue business for approximately €28 million. The sale of the specialty paper business, which comprises pulp, decor paper and specialty paper operations, was completed on March 1, 2005 and the proceeds from the disposal have been used to pay down part of the term portion of our senior credit facility. The agreement to sell the tissue business was completed on May 18, 2005. Together, the operations being sold had net sales of approximately €132 million in the first quarter of 2004 and are reported as discontinued operations in the Summary Group Profit and Loss Account.

Operating results for the first quarter of 2005 are not necessarily indicative of the results that may be expected in future periods.

2.               SUMMARY OF ACCOUNTING POLICIES

These financial statements should be read in conjunction with JSG Funding’s consolidated financial statements for the year ended December 31, 2004 included in Form 20-F filed with the Securities and Exchange Commission. Also refer to Critical Accounting Policies contained elsewhere within this report.

TURNOVER AND REVENUE RECOGNITION

Turnover (net sales) consists of sales to third parties after trade discounts and excludes sales taxes. Revenue is recognized at the time products are delivered or services rendered to external customers.

USE OF ESTIMATES

The preparation of financial statements in conformity with Irish GAAP and Irish law requires the directors to select appropriate accounting policies, to apply them consistently and to make judgements and estimates that are reasonable and prudent. These estimates and judgements affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

3.               EMPLOYEE PENSION PLANS – DEFINED BENEFIT COST

The table below sets out the components of the defined benefit pension expense for the period:

	3 Months to March 31, 2005	3 Months to March 31, 2004
	€ 000	€ 000
Current service cost	8,817	8,677
Past service cost	339	—
Losses on settlements and curtailments	—	885
	9,156	9,562

Expected return on pension scheme assets	(10,379)	(10,212)
Interest cost on pension scheme liabilities	13,697	14,245
Other financial expense	3,318	4,033

Defined benefit pension expense	€12,474	€13,595

The disclosures above reflect the requirements of FRS 17 – Retirement Benefits. Included in cost of sales and net operating expenses is a total defined benefit pension expense of €9,156,000 (2004: €9,562,000). Other financial expense is separately identified in the profit and loss account. A similar analysis is not provided in the segmental analysis as the main Group schemes are operated on a statutory basis that would not enable business segments within the Group to identify their share of the total defined benefit cost.

4.               ANALYSIS OF NET DEBT

	March 31, 2005	March 31, 2004
	€ 000	€ 000
Senior credit facility:
Revolving credit facility (1) – interest at relevant interbank rate + 2.25%	7,685	—
Tranche A Term loan (2a) – interest at relevant interbank rate + 2.25%	—	512,683
Tranche B Term loan (2b) – interest at relevant interbank rate + 2.75%	361,561	469,178
Tranche C Term loan (2c) – interest at relevant interbank rate + 3.25%	384,294	469,178
Yankee bonds (including accrued interest) (3)	422,622	422,288
Bank loans and overdrafts / (cash)	(133,263)	(45,760)
Receivables securitization floating rate notes 2011 (4)	210,000	—
Total subsidiary debt	1,252,899	1,827,567
2012 Bonds (including accrued interest) (5)	981,365	989,663
2015 Senior subordinated notes (incl. accrued interest) (6)	370,288	—
Total senior debt	2,604,552	2,817,230
PIK units (including accrued interest) (7)	2	273,270
Net Debt	2,604,554	3,090,500
Leases	16,243	27,542
Net Debt including Leases	€2,620,797	€3,118,042

(1)                  Revolving credit facility of €425 million (available under the senior credit facility) to be repaid in full in 2009

(2a)            Term Loan A due to be repaid in certain installments up to 2009

(2b)           Term Loan B due to be repaid in full in 2010

(2c)            Term Loan C due to be repaid in full in 2011

(3)                  6.75% senior notes due 2005 of $234 million and 7.50% senior debentures due 2025 of $292.3 million

(4)                  Receivables securitization floating rate notes mature September 2011

(5)                  10.125% senior notes due 2012 of €350 million and 9.625% senior notes due 2012 of $750 million

(6)                  €217.5 million 7.75% senior subordinated notes due 2015 and $200 million 7.75% senior subordinated notes due 2015

(7)                  100,000 € units of 15.5% subordinated notes due 2013 and 150,000 US$ units of 15.5% subordinated notes due 2013 (See Note 6)

5.               CORPORATE STRUCTURE

On February 6, 2004 JSG Packaging Ltd. (‘JSG Packaging’) completed an exchange offer for the existing shares of JSL for an identical number of newly issued shares of JSG Packaging having substantially identical rights, privileges, terms and conditions. Upon completion of the exchange, JSG Packaging contributed its shares of JSL to JSG Holdings plc (‘JSG Holdings’) - ‘the exchange’ - in exchange for newly issued shares of JSG Holdings. (JSG Holdings is a public limited company incorporated in Ireland.) As a result, JSG Holdings became a subsidiary of JSG Packaging and the holder of all of the outstanding capital stock of JSL. All outstanding warrants to purchase ordinary shares of JSL were converted, without any action of the holders thereof, into the right to purchase ordinary shares of JSG Packaging in accordance with the terms of those instruments.

6.               REFINANCING TRANSACTIONS

On January 13, 2005, JSG Funding commenced a tender offer to purchase for cash all outstanding existing 15.5% subordinated notes, which we refer to as the ‘tender offer’.  As of January 1, 2005, $211,110,848 aggregate principal amount of our 15.5% subordinated notes due 2013 and €140,740,568 aggregate principal amount of our 15.5% subordinated notes due 2013 were outstanding. In connection with the tender offer, we also solicited consents to amend the indentures governing the existing 15.5% subordinated notes to remove substantially all of the restrictive covenants thereunder. The tender offer was completed and the proposed amendments became effective on February 14, 2005. We intend to redeem the .01% of the 15.5% dollar subordinated notes not tendered pursuant to the tender offer in accordance with the terms and conditions of the indentures governing the existing 15.5% subordinated notes. Under these indentures, the earliest we may redeem the 15.5% subordinated notes not tendered is October 1, 2005, at a redemption price of 108.0% of the aggregate principal amount of the existing 15.5% subordinated notes. All of the euro 15.5% subordinated notes were tendered. In January 2005, JSG Funding completed an offering of approximately €217.5 million of 7.75% senior subordinated notes and $200 million of 7.75% senior subordinated notes. JSG Funding applied the net proceeds from such offering to fund the purchase of its existing 15.5% subordinated notes pursuant to the tender offer and to pay related fees and expenses.

Concurrently with the completion of the offering of the senior subordinated notes, JSG Holdings completed an offering of €325 million in aggregate principal amount of 11.5% senior PIK notes due 2015 (the ‘PIK notes’), substantially all of the net proceeds of which were loaned to JSG Packaging, which, in turn, paid such net proceeds to its shareholders by means of a share capital reduction under Irish law. Neither JSG Funding nor any of its subsidiaries guarantee the PIK notes and thus the PIK notes are effectively subordinated to all debt and other liabilities and preferred stock, if any, of JSG Funding and its subsidiaries.

7.               STOCKHOLDERS’ EQUITY

The equity of JSG Funding is mainly represented by cash paid by JSL in respect of the issue of 40,000 ordinary shares of €1 each at par and a capital contribution of €731,960,000.

Certain members of management subscribed cash for convertible shares of JSL at nominal value. Pursuant to the completion of the exchange offer on February 6, 2004, these were exchanged for convertible shares of JSG Packaging (the ‘Unvested Convertible Equity’). Subject to the terms and conditions of the Management Participation Agreement, the Unvested Convertible Equity will, upon vesting, be convertible into ordinary shares of JSG Packaging upon payment in cash of a further amount equal to the fair market value of an ordinary share of JSG Packaging on the date of grant adjusted to reflect the capital reduction in February 2005 (if applicable) and interest as it accrues on the inter company debt with JSG Holdings. In the case of the initially allocated Unvested Convertible Equity the additional cash payment is equal to the subscription price plus capital contributions per ordinary share paid by Madison Dearborn Partners LLC and affiliates prior to the offer becoming or being declared unconditional, adjusted to reflect the capital reduction in February 2005 and interest as it accrues on the inter company debt with JSG Holdings, net of the nominal subscription price previously paid by the holder. The ordinary shares into which Unvested Convertible Equity can, subject to vesting, be converted will represent a maximum of approximately 10 per cent. of JSG Packaging’s outstanding ordinary shares.

Pursuant to the terms of the Management Participation Agreement, the Unvested Convertible Equity will vest as follows:

•                  Time vesting.   40 per cent. of the Unvested Convertible Equity will vest in three equal tranches as of December 31 in each of 2005, 2006 and 2007, provided that the holder remains actively employed by JSG Packaging or any of its subsidiaries on the relevant date.

•                  Performance vesting.   40 per cent. of the Unvested Convertible Equity will vest in one, two or three tranches as of December 31 in each of 2005, 2006 and 2007, provided that the holder remains actively employed by JSG Packaging as of such date, subject to the attainment as of each such date of specified performance criteria, which criteria will be cumulative, such that attainment of criteria with respect to any of the foregoing dates will trigger vesting in respect of all previous such dates. The performance criteria will be based on the achievement of a valuation of JSG Packaging measured by notional return on investment achieved by Madison Dearborn Partners LLC from the date of its investments in JSL, calculated by reference to the price paid for JSL and expressed as a compounded percentage rate per annum.

•                  Time/performance vesting.   20 per cent. of the Unvested Convertible Equity will vest on December 31, 2007 if return on investment of 30 per cent. or more is achieved up to such date, provided the holder remains actively employed by JSG Packaging or any of its subsidiaries on the relevant date.

•                  Early vesting. The board of directors of JSG Packaging will have discretion as to early vesting in certain circumstances.

The Unvested Convertible Equity will vest immediately upon the closing of an initial public offering of JSG Packaging’s equity. However, the convertible shares are subject to certain contractual restrictions on transfer following their acquisition upon exercise of the underlying convertible equity. At March 31, 2005, JSG Packaging had issued 8,341,730 convertible shares.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

This report covers the results of JSG Funding, the indirect owner of Smurfit Packaging Corporation Ltd., together with its subsidiaries, comprising primarily the continuing operations of JSG. These entities, which exclude the newcos, are collectively referred to as the “Group”. Comparability of the operating results for the three months to March between 2005 and 2004 is impacted by the disposal of Munksjö’s specialty paper and pulp operations. These operations reported as part of the Group until December 31, 2004 and their sale was completed in early March 2005. In this report, these operations are treated as discontinued together with Munksjö’s tissue business, the sale of which was completed on May 18, 2005.

GENERAL

The principal factor affecting the demand for our products, both globally and regionally, is the general level of economic growth and activity. Since the markets for paper-based packaging products in the developed world are generally mature, there is a close correlation between economic growth and demand for packaging products such as corrugated containers and their component materials, including containerboard. Accordingly, demand is adversely affected by an economic slowdown.

Historically, the market for containerboard has been highly cyclical. This cyclicality arises, in part, from the capital intensity of facilities such as paper mills, which generally result in continued production as long as prices are sufficient to cover marginal costs, the long lead time between the planning and commissioning of a new mill, the commodity-like nature of containerboard and substantial price competition. Consequently, the industry has from time to time experienced intermittent periods of substantial overcapacity.

The paperboard and paper-based packaging products industries are highly competitive, and no single company is dominant. The industry is comprised of large, vertically integrated paperboard and packaging products companies and numerous smaller independent companies. The industry is particularly sensitive to price fluctuations as well as other factors.

Market Overview

European market conditions remained very challenging in the three months ended March 31, 2005. The European recycled containerboard industry is experiencing significant capacity additions against a backdrop of poor demand growth which continues to impact upon overall industry performance. While the industry is experiencing the shut down of certain inefficient capacity, the Group, in addition, continues to focus on reducing costs and further integrating its containerboard and corrugated operations. An integrated system provides support for our operating margins and the cash flow generation of the business in difficult market conditions.

Kraftliner volumes declined 11% on the three months ended March 31, 2004. This decline partially reflects a relatively strong three months ended March 31, 2004, when there was an element of customer purchasing ahead of announced price increases. The opposite is prevailing in 2005. Market conditions remain very difficult and there is evidence of increased imports of kraftliner into the European market in the first quarter. Kraftliner pricing is under pressure with prices in the three months ended March 31, 2005, €50 per tonne or 11% higher than the comparable period in 2004.

Recycled containerboard volumes declined 6% on the three months ended March 31, 2004. This decline reflects, in part, the closure of our Dublin and Cordoba mills, the build up of inventory for these markets by our Mengibar and Townsend Hook mills and lower shipments in the U.K. due to the closure of our Tamworth corrugated plant. Our focus on increased levels of integration resulted in an increase in volumes in Germany and France of 1% and 2% respectively. Recycled containerboard prices declined 3% on three months ended March 31, 2004 levels. OCC price increases during the three months ended March 31, 2005, also resulted in some margin squeeze in recycled containerboard.

European corrugated volumes, reflecting weak market conditions, declined 4% on the three months ended March 31, 2004. France and Italy were weaker than expected with volume declines of 5% and 6% respectively. However, the Group’s corrugated operations in Spain, Holland, Portugal and Poland reported positive growth in volumes compared to the three months ended March 31, 2004. On average, European corrugated prices declined €7 per tonne or 1% compared to the three months ended March 31, 2004.

The Group’s Latin American operations continued to report positive results following record operating results for the full year 2004. Sales continued to grow in double digits in the first quarter of 2005 in their reporting currency, the US dollar. EBITDA, however, declined over 3% on first quarter 2004 levels in US dollar terms. The impact of the weaker dollar translated this decline to over 7% in reported euro results. This decline primarily reflects predicted changes to market conditions in Venezuela where product prices declined and currency devaluation occurred in March 2005. All of the Group’s other countries of operation reported growth in EBITDA (in US dollar terms) on 2004 levels. Latin American containerboard and corrugated volumes increased 3% and 6% respectively year-on-year. Both average containerboard prices and average corrugated prices increased on 2004 levels.

The Colombian economy continues to grow following 4% GDP growth in the full year 2004. Volume improvements and price increases continued in the first quarter. Containerboard and corrugated volumes increased 10% and 13% respectively year-on year.

Mexican volumes declined 4% in containerboard and 8% in corrugated on first quarter 2004 levels in a softening Mexican economy. These declines reflect an inventory reduction across the country’s customer base.  Containerboard prices increased 14%, which resulted in an increase in corrugated prices of 10%. Despite the improved corrugated prices year-on-year, however, the increase was more than offset by increases in other input costs.

Containerboard volumes in Venezuela were unchanged while corrugated volumes increased 19%. The de-coupling of containerboard and corrugated volume growth reflects the fact that our containerboard operations are operating at effectively full capacity in Venezuela. Despite the strong increase in corrugated volumes, however, corrugated prices declined 8% year-on-year, due to significantly increased external competition, resulting in Venezuela’s reported performance being weaker than the first quarter of 2004.

Argentina had a strong first quarter in volume terms. Corrugated and containerboard volumes both increased 11% on 2004 levels. Rising paper and other input costs impacted the performance of the corrugated operations in the first quarter.

In Chile, our converting operation started production in 2004 while the corrugator started in the first quarter of 2005 and had higher than expected volumes. The competitive environment and rising input costs, however, resulted in a modest loss for the corrugated operations for the first quarter. It is expected to turn profitable in the near term.

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2005 COMPARED TO THREE MONTHS ENDED MARCH 31, 2004

Net sales from continuing operations of €1,040 million for the three months ended March 31, 2005 were approximately €28 million, or 3%, lower than in the comparable period of 2004, primarily as a result of weak market conditions in Europe.  While net acquisitions added approximately €2 million to net sales, the relative strength of the euro had a negative impact of approximately €6 million. The negative impact of currency translation arose mainly in relation to the sales of our Latin American operations and reflected the relative strength of the euro against the U.S. dollar.  This was partly offset, however, by the positive effect of a relative strengthening in the Swedish and Norwegian currencies against the euro in 2005. Including the sales of approximately €12 million generated by Munksjö’s tissue business in 2005 and the sales of €132 million generated by Munksjö’s specialty operations in 2004, net sales amounted to €1,052 million in the three months ended March 31, 2005 compared to €1,200 million in the three months ended March 31, 2004.

Reflecting the negative impact of lower volumes in 2005, net sales from our European packaging operations were €747 million in the three months ended March 31, 2005 compared to €785 million in the three months ended March 31, 2004. Within Packaging, volumes were lower in both containerboard and corrugated containers. The greatest decline came in kraftliner but this was due in part to relatively high sales in the three months ended March 31, 2004 in anticipation of higher prices. In terms of pricing, average kraftliner prices were higher in the three months ended March 31, 2005 than in the same period of 2004 with the benefit partly countering the negative impact of slightly lower average prices for recycled containerboard and corrugated containers. In Specialities, the decrease arose mainly as a result of the absence in 2005 of Munksjö’s specialty paper and pulp operations. In addition, however, sales in our paper sack operations were adversely affected by a combination of lower volumes and average prices. In total, sales by our European operations amounted to €871 million in the three months ended March 31, 2005 compared to €1,036 million in the same period of 2004.

Latin American sales as reported in euro terms increased by 10% to €181 million in the three months ended March 31, 2005 from €164 million in the three months ended March 31, 2004. While sales in the three months ended March 31, 2005 included those of Smurfit Chile and the recently acquired sack plant in Ecuador, their impact was not significant. Given the relative strength of the euro in the three months ended March 31, 2005, however, the underlying increase was approximately 15% in terms of U.S. dollars. Sales growth was achieved through a combination of higher volumes and improved prices although conditions varied from country to country.

INCOME BEFORE INTEREST EXPENSE AND TAXES

With net sales lower in the three months ended March 31, 2005, cost of sales represented 72.6% of net sales in the three months ended March 31, 2005 compared to 72.5% in the same period of 2004. The higher percentage in 2005 reflects generally softer pricing across our main operations and corrugated in particular. The increase in the ratio to sales is modest, however, reflecting both the limited scale of the selling price decreases and the relative stability of key raw materials such as waste fibre. In addition, although energy prices were generally higher in the three months ended March 31, 2005, the impact has been reduced through fixed price contracts and by the time-lag in implementing index based cost increases. Gross profit from subsidiaries in the three months ended March 31, 2005 was €288.4 million compared to €329.8 million in the same period of 2004.

Net operating expenses at €240.8 million were lower in the three months ended March 31, 2005 than in the three months ended March 31, 2004, principally as a result of the Munksjö disposal. While lower in absolute terms in the three months ended March 31, 2005, net operating expenses represented 22.9% of net sales compared to 21.8% in the three months ended March 31, 2004 with the increase resulting primarily from our changed sales mix following the Munksjö disposal. The sales of the Munksjö operations were principally to third parties and, with their disposal, JSG is more highly integrated. This has the effect of increasing the ratio where its basis is net rather than gross sales.

Profit before goodwill amortization, interest, exceptional items and taxation was €55.1 million in the three months ended March 31, 2005 compared to €78.2 million in the three months ended March 31, 2004. While the decline in the profitability of our European packaging operations reflected the general economic backdrop, the absence of Munksjö’s specialty paper and pulp operations was the underlying reason for the decline in Specialities.  While our Latin American operations generally performed well in the quarter, the overall profitability of the region was adversely affected by a decline in Venezuela. This decline reflects predicted changes to market conditions as a result of increased competition from imports and the devaluation of the Bolivar in March 2005.

Exceptional items in the three months ended March 31, 2005 comprised disposal gains of over €37 million net of reorganisation and redundancy costs of almost €10 million, over €8 million of which related to the Dublin mill.  The principal disposal was that of Munksjö’s specialty paper and pulp operations with a gain of €34 million with the remaining €3 million arising on the sale of the Voghera mill in Italy.

INTEREST EXPENSE AND TAXES

At €139.4 million, the net interest charge for the three months ended March 31, 2005 included the costs of €76.4 million in respect of the early extinguishments of debt. The early paydown of the PIK debt, following the February 2005 refinancing, resulted in the write-off of over €13 million in debt issuance and other costs as well as cash costs of approximately €53 million, primarily the cash premium paid for early redemption.  In addition, we wrote off debt issuance costs of almost €10 million in respect of the debt repaid with the Munksjö proceeds. Excluding this one-off loss our net interest charge for the three months ended March 31, 2005 was €62.8 million compared to €69.8 million in the same period of 2004. While the paydown of the PIK debt in February 2005 resulted in a lower PIK charge in 2005, our cash interest was also lower through a combination of lower net borrowing and currency.

After other financial expense of €3.3 million, which represents the interest element of our post retirement benefit costs, the result before taxation was a loss of €66.7 million (after net exceptional gains of €27.4 million) in the three months ended March 31, 2005 compared to a loss of €3.4 million in the same period of 2004. Despite the loss for the quarter, the accounting tax charge amounted to €8.9 million mainly as a result of the presence of items not allowable for tax.  The decrease in the tax charge from €20 million in the three months ended March 31, 2004 reflects mainly the absence of Munksjö’s specialty paper operations, which incurred tax charges in countries such as Germany, Spain and Sweden in 2004, as well as the generally lower level of profits generated in 2005.

Equity minority interests of €1.7 million, which arose mainly in Latin America, were lower than in the three months ended March 31, 2004 because of the reduced profits generated by our Venezuelan operations.  With lower profits in Duropack, our principal European associate, minorities in the three months ended March 31, 2005 were lower in Europe than in the three months ended March 31, 2004 also.

Liquidity And Capital Resources

Summary cash flows for the three months to March 31, 2005 and 2004 are set out in the following table:

	3 months to March 31, 2005	3 months to March 31, 2004
	€ million	€ million
Loss before tax - subsidiaries	(68)	(6)
Exceptional items	(33)	—
Depreciation and depletion	55	66
Goodwill amortization	10	12
Non cash interest expense	32	15
Refinancing costs	53	—
Working capital change	(13)	(13)
Capital expenditure	(38)	(39)
Change in capital creditors	(14)	(7)
Sales of fixed assets	1	4
Tax paid	(14)	(19)
Other	(4)	—
Free cash flow	(33)	13

Investments	(1)	(1)
Sale of businesses and investments	276	—
Dividends paid to minorities	(1)	(1)
Transaction fees	—	(1)
Deferred debt issue costs	(8)	—
Amounts transferred from affiliates	—	11
Refinancing costs	(53)	—
Net cash inflow	180	21
Net cash disposed	(5)	—
Munksjö inter-company debt repaid	157	—
Non-cash interest accrued	(11)	(10)
Currency translation adjustments	(30)	(28)
Decrease/(increase) in net borrowing (excluding leases)	291	(17)

THREE MONTHS ENDED MARCH 31, 2005 COMPARED TO THREE MONTHS ENDED MARCH 31, 2004

Free cash flow for the three months ended March 31, 2005 was a net outflow of €33 million compared to an inflow of €13 million in the three months ended March 31, 2004. The negative swing of €46 million arose primarily as a result of a lower level of operating profit from our subsidiaries and a reduced add-back for depreciation and depletion in the three months ended March 31, 2005. In arriving at free cash flow, the refinancing costs of €53 million are transferred to financing and investment outflows while the one-off accelerated debt cost amortization charges are added back as non-cash. Conversely, the exceptional disposal gains of €37 million are excluded and shown subsequently within disposals. The cash flow movement of €33 million in respect of exceptional items is this reclassification net of €4 million in respect of reorganization and restructuring costs charged in the quarter but unpaid.

Without the Munksjö operations in the three months ended March 31, 2005, depreciation was lower than in the same period of 2004 although capital expenditure was broadly similar quarter-on-quarter. At €38 million, expenditure in the three months ended March 31, 2005 represented 69% of depreciation. With a higher depreciation charge in 2004, capital expenditure of €39 million represented 59% of depreciation in the three months ended March 31, 2004. As in 2004, capital expenditure has been relatively low in the three months ended March 31, 2005. For the full year 2004, capital expenditure represented 79% of depreciation.

Working capital increased by €13 million in the three months ended March 31, 2005 with higher debtors, stocks and creditors. As a percentage of annualised net sales, working capital of € 324 million at March 2005 represented 7.7% compared to 7.6% at December 2004 and 9.5% at March 2004.

With the benefit of the proceeds from the sale of Munksjö’s specialty paper and pulp operations, the deficit at the level of free cash flow is more than offset to give a net cash inflow of €180 million for the three months ended March 31, 2005 compared to €21 million in the same period of 2004.  The total received in the three months ended March 31, 2005 from the sale of the Munksjö operations was €425 million, €273 million of which is shown within “sale of businesses and investments” and €157 million within the movement on net borrowing as the repayment of inter-company loans, partly offset by net cash disposed of €5 million. In addition to Munksjö, sale of operations at €276 million included €3 million in respect of the cash element of the sale of the Voghera mill. With the exception of the costs arising in respect of the refinancing completed in February 2005, financing and investment outflows in the three months ended March 31, 2005 were modest. At €53 million, refinancing costs comprise the €51 million premium paid for the early redemption of the existing 15.5% subordinated notes together with waiver fees of approximately €2 million. The debt issuance costs of €8 million relate to the new 7.75% senior subordinated notes.

The net cash inflow of €180 million was increased by the €157 million of Munksjö inter-company debt repaid while offset by the add-back of non-cash interest, currency and net cash of approximately €5 million in the Munksjö operations. The overall result was a decrease in net borrowing of €291 million. In the three months ended March 31, 2004, net borrowing increased by €17 million with the surplus for the quarter being more than offset by the add-back of non-cash interest and currency.

In both 2003 and 2004, the euro strengthened considerably against the U.S. dollar late in the year and then weakened in the first quarter of the following year.  As a result, the value of our non-euro debt increased giving rise to a currency translation loss of €30 million in the three months ended March 31, 2005 compared to €28 million in the three months ended March 31, 2004.

In total, net borrowing amounted to €2,605 million (€2,621 million including capital leases of €16 million) at March 2005 compared to over €2,895 million (€2,913 million including leases) at December 2004 and €3,091 million (€3,118 million including leases) at March 2004.

The Group’s primary sources of liquidity are cash flow from operations and borrowings under the revolving credit facility. Group’s primary uses of cash are for debt service and capital expenditures. We expect to be able to fund our debt service and capital expenditures from these sources.

At March 31, 2005 JSG Funding had outstanding €350 million 10 1/8% senior notes due 2012 and $750 million 9 5/8% senior notes due 2012.  On January 31 2005, JSG Funding completed an offering of €217.5 million and $200 million 7.75% senior subordinated cash-pay notes, the proceeds of which were used to fund the purchase of its existing 15.5% subordinated notes.

JSG Acquisitions and certain subsidiaries are party to the senior credit facility, which provides for three term loans in an aggregate amount of €0.9 billion and a revolving credit facility with up to €425 million in availability. In March 2005, €421 million from the proceeds of the Munksjö sale were used to repay all of the outstanding term loans under Tranche A and part of the outstanding term loans under Tranches B and C of the facility.

The following table provides the range of interest rates as of March 31, 2005 for each of the drawings under the remaining term loans.

BORROWING ARRANGEMENT	CURRENCY	INTEREST RATE

Term Loan B	EUR	4.8526% - 4.8949%
	USD	5.3554%
Term Loan C	EUR	5.3526% - 5.3949%
	USD	5.8554%

Borrowings under the revolving credit facility are available to fund the Group’s working capital requirements, capital expenditures and other general corporate purposes. The Term Loan B must be repaid in September 2010. The Term Loan C must be repaid in September 2011. As of March 31, 2005 €7.7 million was drawn under the revolving credit facility by way of ancillary facilities. The revolving credit facility will terminate in September 2009.

The instruments governing our indebtedness, including the senior credit facility and the indentures governing the senior and senior subordinated notes, contain financial and other covenants that restrict, among other things, the ability of JSG Funding and its subsidiaries to:

• incur additional indebtedness and issue preference shares,

• pay dividends or make certain other restricted payments,

• consummate certain asset sales,

• incur liens,

• enter into certain transactions with affiliates, or

• merge or consolidate with any other person or sell or otherwise dispose of all or substantially all of the assets of the Group.

These limitations, together with the highly leveraged nature of JSG Funding, could limit corporate and operating activities.

JSG Funding believes that cash generated from operations will be adequate to meet its anticipated debt service requirements, capital expenditures and working capital needs for the next 12 months, and that cash generated from operations and amounts available under the revolving credit facility will be adequate to meet its anticipated debt service requirements, capital expenditures and working capital needs for the foreseeable future. There can be no assurance, however, that JSG Funding’s business will generate sufficient cash flow from operations or that future borrowings will be available under the senior credit facility or otherwise to enable it to service its indebtedness, including the senior credit facility, the senior notes and senior subordinated notes, to retire or redeem the notes or to make anticipated capital expenditures. JSG Funding’s future operating performance and its ability to service or refinance the notes and to service, extend or refinance the senior credit facility will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Certain accounting issues require management estimates and judgments for the preparation of financial statements. Our most significant policies requiring the use of estimates and judgments are listed below.

LONG LIVED ASSETS AND GOODWILL

We conduct impairment reviews of long-lived assets and goodwill in accordance with FRS 10 “Goodwill and Intangible Assets”, FRS 11 “Impairment of Fixed Assets and Goodwill” and SFAS No. 142 “Goodwill and Other Intangible Assets”, respectively. Such reviews require us to make estimates of future cash flows and fair values. We have performed the required reviews in 2004 and no impairment charges were recognized. Our cash flow projections include significant assumptions about economic conditions, demand and pricing for our products and costs. Our estimates of fair value are determined using a variety of valuation techniques, including pricing of recent industry acquisitions. While significant judgment is required, we believe that our estimates of future cash flows and fair values are reasonable. However, should our assumptions change in future years, our fair value models could indicate lower fair values for long-lived assets and goodwill. This could result in material impairment provisions affecting the carrying value of property, plant and equipment, goodwill and results of operations.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

We evaluate the collectibility of our accounts receivable on a case-by-case basis, and make adjustments to the bad debt reserve for expected losses. We consider such things as ability to pay, bankruptcy, credit ratings and payment history. For all other accounts, we estimate reserves for bad debts based on historical experience and past due status of the accounts. Our bad debt write-offs in 2004 and 2003 were €4 million and €10 million, respectively.

LEGAL AND ENVIRONMENTAL CONTINGENCIES

Accruals for legal and environmental matters are recorded when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Such liabilities are developed based on currently available information and require judgments as to probable outcomes. Assumptions are based on historical experience and recommendations of legal counsel. Environmental estimates include assumptions and judgments about particular sites, remediation alternatives and environmental regulations. We believe our accruals are adequate. However, due to uncertainties associated with these assumptions and judgments, as well as potential changes to governmental regulations and environmental technologies, actual costs could differ materially from the estimated amounts.

POST RETIREMENT BENEFITS

JSG Funding has adopted FRS 17— “Retirement Benefits.” FRS 17 applies to all types of benefits that an employer provides after employees have completed their service, including pensions and other post retirement benefits. The cost of the expected increase in the present value of scheme liabilities arising from employee service in the current or prior periods, together with the change in the present value of scheme liabilities arising from settlements and curtailments and the expected returns on the schemes assets at the start of the period, is recognized in the income statement. Differences between the expected and the actual return on plan assets, together with the effect of changes in the current or prior assumptions underlying the liabilities are recognized in the statement of recognized gains and losses. Scheme assets are valued at fair value and scheme liabilities are measured using the projected unit method. Net scheme assets and liabilities, reduced by deferred tax amounts, are recorded on the balance sheet as a pension surplus or deficit as appropriate.

There are several assumptions that impact the actuarial calculation of pension obligations and, in turn, net periodic pension expense in accordance with SFAS No.87, “Employer’s Accounting for Pensions”. These assumptions require various degrees of judgment. The most significant assumptions are (1) the expected return on plan assets and (2) the discount rate. Changes in these assumptions can have a material impact on pension obligations and pension expense. For example, holding all other assumptions constant, a one percentage point decrease in our estimated discount rate would increase the estimated 2005 pension expense by approximately €3 million. A one percentage point increase in the estimated discount rate would decrease the estimated pension expense for 2005 by approximately €3 million. Similarly, holding other assumptions constant, a one percentage point decrease in JSL’s estimated long-term rate of return on plan assets would increase the pension expense for the year ended December 31, 2005 by approximately €7 million. A one percentage point increase in the estimated long-term rate of return would decrease pension expense by approximately €7 million for the same period.

INCOME TAX MATTERS

Deferred tax assets and liabilities reflect our assessment of future taxes to be paid in the jurisdictions in which we operate. These assessments involve temporary differences resulting from differing treatment of items for tax and accounting purposes, as well as estimates of our current tax exposures. Based on our evaluation of our tax positions, we believe we are adequately reserved for these matters at December 31, 2004.

At December 31, 2004, we had net operating loss carryforwards of €200 million. These loss carryforwards have a tax value of €61 million. Valuation allowances of €30 million have been established for a portion of these deferred tax assets. The realization of these deferred tax assets is dependent on future taxable income. Based upon recent levels of taxable income, we expect that our deferred tax assets, net of valuation allowances, will be fully utilized. We frequently face challenges from domestic and foreign tax authorities regarding the amount of taxes due. These challenges include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. To the extent we prevail in matters for which accruals have been established or are required to pay amounts in excess of our reserves, our effective tax rate in a given financial statement period may be materially impacted. While the ultimate results cannot be predicted with certainty, we believe that the conclusion of any such challenge will not have a material adverse effect on our consolidated financial condition or results of operations.

PROSPECTIVE ACCOUNTING STANDARDS

U.S. GAAP

On January 12, 2004, the FASB issued Staff Position No. FAS 106-1, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (‘‘FSP 106-1’’). The FSP 106-1 permits employers that sponsor postretirement benefit plans that provide prescription drug benefits to retirees to make a one-time election to defer accounting for any effects of the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the ‘‘Medicare Act’’). The Medicare Act only affects post-retirement benefit plans of our employees based in the United States and is not expected to have a material effect on our results of operations or financial condition.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs—An Amendment of ARB No. 43, Chapter 4.” SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, ‘‘Inventory Pricing,’’ to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of ‘‘so abnormal’’ as stated in ARB No. 43. Additionally, SFAS No. 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005 and is required to be adopted by us in the first quarter of fiscal 2006, beginning on January 1, 2006. We are currently evaluating the effect that the adoption of SFAS No. 151 will have on our consolidated results of operations and financial condition but we do not expect SFAS No. 151 to have a material impact.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” and supercedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition. We are required to adopt SFAS No. 123R in the second quarter of fiscal 2005, beginning July 1, 2005. Under SFAS No. 123R, we must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS No. 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. We have not yet determined the method of adoption or the effect of adopting SFAS No. 123R.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions.” SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for the fiscal periods beginning after June 15, 2005 and is required to be adopted by us in the first quarter of fiscal 2006, beginning on January 1, 2006. We are currently evaluating the effect that the adoption of SFAS No. 153 will have on our consolidated results of operations and financial condition but we do not expect it to have a material impact.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

In 2002 the European Union issued regulations requiring all companies with securities admitted to trading on a regulated market in any European Economic Area (EEA) State to prepare their financial statements in accordance with accounting standards issued by the International Accounting Standards Board (“IASB”). For companies with equity securities publicly traded the regulations apply for accounting periods starting on or after January 1, 2005. For companies whose debt securities only are publicly traded the regulations may be applied for accounting periods starting on or after January 1, 2007. As we only have debt securities publicly traded we have opted to avail of the January 1, 2007 starting date. Thereafter our financial statements will, unless otherwise exempted, be prepared in accordance with standards issued by the IASB.

RESEARCH AND DEVELOPMENT

We are committed to continuous innovation in our products and processes in order to reduce costs, improve operating efficiencies and increase profitability. Innovation is also an important factor in meeting our customers’ needs. To meet this commitment, we have a major research and innovation center in Bordeaux, France. The research and development activities embrace all aspects of our business from the consumption of both recycled and virgin fibers by our mills and the manufacture of paper and paperboard to the conversion of paperboard into paper-based packaging products. In both 2004 and 2003, the Group’s research and development costs were approximately €5 million.

OFF-BALANCE SHEET ARRANGEMENTS

JSG has not used special purpose vehicles or similar financing arrangements on a historical basis. In addition, JSG has not had off balance sheet arrangements with any of our affiliates. However, in connection with the acquisition of JSG, certain non-operating assets and non-core operating assets were transferred to the newcos (wholly owned subsidiaries of JSL) in exchange for intercompany notes. On October 2, 2002, the newcos borrowed €125 million under a bank credit facility, which was non-recourse to JSG Funding. The newcos then loaned the proceeds to JSL, and JSL used them to make a capital contribution to JSG Funding. JSG Funding in turn made a capital contribution to JSG Acquisitions. JSG Funding’s debt and shareholders’ equity under U.S. GAAP would reflect the consolidation of the newcos with JSG Funding for financial reporting purposes. The newcos facility was repaid in full prior to December 31, 2003. The Group does not have off balance sheet arrangements with any of its other affiliates.

IMPACT OF INFLATION

We do not believe that inflation has had a material impact on our financial position or results of operations during the past three years.

MARKET RISK AND RISK MANAGEMENT POLICIES

The Group is exposed to the impact of interest rate changes and foreign currency fluctuations due to its investing and funding activities and its operations in different foreign currencies. Interest rate risk exposure is managed by achieving an appropriate balance of fixed and variable rate funding. At March 31, 2005, the proportion of the Group’s total borrowing that was at fixed interest rate was 74%.

The Group manages its balance sheet having regard to the currency exposures arising from its assets being denominated in a wide range of currencies. To this end, where foreign currency assets are funded by borrowing, such borrowing is generally sourced in the currency of the related assets. Currency exposure is also hedged through the use of currency swaps, options and forward contracts.

Our fixed rate debt comprises mainly of senior notes totaling €981 million equivalent and Cash Pay subordinated notes totaling €370 million equivalent.  JSG Acquisitions also has €1,000 million in interest rate swaps, €300 million of which mature within one year.

Our earnings are affected by changes in short-term interest rates as a result of our floating rate borrowings. If LIBOR interest rates for these borrowings increase one percent, our interest expense would increase, and income before taxes would decrease, by approximately €7 million. In the event of a change in interest rates, management could take actions to further mitigate its exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, our sensitivity analysis assumes no changes in our financial structure.

We are exposed to the impact of foreign currency fluctuations due to our assets and operations being denominated in a range of foreign currencies, the most important being the U.S. dollar arising from our Latin American operations. This exposure is managed using a combination of foreign currency borrowing, currency swaps, options and forward contracts.

Reconciliations of net loss to EBITDA, before exceptional items are set out in the following table:

	3 months to March 31, 2005	3 months to March 31, 2004
	€ 000	€ 000
Net loss	(77,311)	(26,846)
Equity minority interests	1,661	3,712
Taxation	8,926	19,688
Share of associates’ operating profit	(1,053)	(2,669)
Profit on sale of assets and operations - subsidiaries	(36,962)	—
Reorganization and restructuring costs	9,606	—
Total net interest	139,421	69,905
Depreciation, depletion and amortization	64,304	78,169
EBITDA before exceptional items	€108,592	€141,959

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms ‘believes’, ‘estimates’, ‘anticipates’, ‘expects’, ‘intends’, ‘may’, ‘will’ or ‘should’ or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth strategies and the industry in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in, or suggested by, the forward-looking statements contained in this report. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause those differences include, but are not limited to:

•                  our substantial leverage and our ability to meet our debt service obligations;

•                  our ability to generate growth or profitable growth;

•                  the availability and price of raw materials;

•                  our ability to integrate our operations and acquisitions successfully;

•                  our exposure to currency and interest rate fluctuations;

•                  our ability to implement our business strategy successfully;

•                  our ability to comply with existing or new environmental regimes in the countries in which we operate;

•                  our liability for violations, known or unknown, under environmental laws;

•                  increased competition from other companies in our industry and our ability to retain or increase our market shares;

•                  our ability to maximize operating and organizational efficiencies; and

•                  general local and global economic conditions.

DOCUMENTS ON DISPLAY

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and file reports, including Annual Reports on Form 20-F, and other information with the SEC. You may read and copy any document we file with the SEC at its public reference rooms at 450 Fifth Street, N.W., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. In addition, the SEC maintains an Internet site at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. These filings are also available to the public from commercial document retrieval services. JSG Funding’s annual report on Form 20-F, current reports on Form 6-K, the April 2003 registration statement on Form F-4 and all amendments to those reports are made available free of charge through our website (www.smurfit-group.com) as soon as practicable after such material is electronically filed with or furnished to the SEC.

Signatures

JSG Funding plc hereby certifies that it has duly caused and authorized the undersigned to sign this quarterly information package on its behalf.

JSG Funding plc

/s/ IAN J. CURLEY
Ian J. Curley
Director and Chief Financial Officer

Date: May 27, 2005